Exhibit 99.1

CELYAD ONCOLOGY SA

Listed limited liability company

Rue André Dumont 9

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING LETTER TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF 14 NOVEMBER 2023

The board of directors has the honor to convene the shareholders and warrant holders of Celyad Oncology SA (the “Company”) to attend the extraordinary general meeting to be held on 14 November 2023 at 2 p.m. (CET) at the Company’s registered office (Rue André Dumont 9, 1435 Mont-Saint-Guibert), the agenda of which is given below:

1.

Acknowledgment of the special report of the board of directors on the issuance of new ordinary shares, with cancellation of the preferential rights of the existing shareholders, drafted in accordance with articles 7:179, 7:191 and 7:193 of the Code of companies and associations.

2.

Acknowledgment of the special report of the auditor, in accordance with Articles 7:179, 7:191 and 7:193 of the Code of companies and associations, assessing whether the financial and accounting data contained in the report of the board of directors are true and sufficient in all material aspects to inform the general meeting in the context of the issuance of new ordinary shares with cancellation of the preferential rights of the existing shareholders and containing a detailed assessment of the justification of the issuance price.

3.

Capital increase by contribution in cash for a total amount EUR 7,750,000, with cancellation of the preferential rights of the existing shareholders on the issuance of new shares—Subscription and release of the new shares and the share premium.

Proposed resolution: The assembly decides to increase the capital of the Company by EUR 7,750,000 from EUR 80,628,224.33 to EUR 88,378,224.33. The meeting decides that the capital increase will be carried out by contribution in cash and by the issuance of 14,903,846 new registered shares of the same nature and having the same rights and benefits as existing shares and participating in profits from 1 January 2023.

The assembly decides that the new shares will be subscribed immediately in cash at a price of EUR 0.52 each, i.e. a total of EUR 7,750,000. 100% of the new shares will be paid-up.

In accordance with Article 6 of the Company’s Articles of Association and Articles 7:191 and 7:193 of the Code of companies and associations, the assembly decides to cancel the preferential rights of existing shareholders in the context of the issuance of new ordinary shares, in favour of the company incorporated under English law “CFIP CLYD (UK) Limited”.

Then intervened the company incorporated under the laws of England “CFIP CLYD (UK) Limited”, having its registered office at 7 Clarges Street, 4th Floor, London, United Kingdom, W1J 8AE, registered with the British commercial register (Companies House) under number 15092043 and with the Crossroads Bank of Enterprises under number 0805.416.140, represented by [•], acting in its capacity as special agent under a power of attorney under private signature, and which declares to be aware of the articles of association and the financial situation of the Company, and subscribes to the 14,903,846 new shares, at the abovementioned prices and conditions.

The assembly therefore acknowledges that each of the shares thus subscribed has been fully paid-up.

In accordance with Article 7:195 of the Code of companies and associations, the contribution in cash is deposited in a special account with number [•] in the name of the Company, as it results from a certificate issued by a credit institution, which is transmitted to the undersigned notary who will keep it in his file.

The assembly acknowledges and requests the notary to authentically establish the fact that the preceding capital increase has been realized and that the capital has thus been brought to EUR 88,378,224.33, represented by 41,428,572 shares which do not contain a face value, each representing an equal share of the capital.

4.	Amendment of article 5 of the articles of association.

Proposed resolution: In order to bring the articles of association into line with the resolutions taken, the assembly decides to amend Article 5 of the articles of associations, as reproduced in the unofficial coordinated version of the new text of these articles of association as follows: “The company’s share capital is set at EUR 88,378,224.33, represented by 41,428,572 shares which do not contain a face value, each representing an equal share of the capital.”

5.	Amendment of article 16 of the articles of association.

Proposed resolution: In order to bring the articles of association into line with clause 6.1(a) of the Fortress Shareholders’ Rights Agreement, entered into by the Company with, inter alia, the company incorporated under the laws of England as “CFIP CLYD (UK) Limited”, dated 4 September 2023, the assembly decides to amend article 16 and to include as fifth indent: “Any transaction whereby the company or its subsidiaries would terminate their intellectual property or licence, sub-licence or contribute their intellectual property to a third party other than the Fortress Shareholders, which transaction presents any of the following characteristics: (i) a transfer of litigation or prosecution rights to licensees and sublicensees associated with any Dartmouth IP, (ii) the granting of an exclusive or non-exclusive license to any Dartmouth IP, or (iii) the termination of the rights of the company or any of its subsidiaries to any Dartmouth IP (each of (i), (ii) and (iii), a Dartmouth IP Transaction), shall be subject to approval by the board of directors, including the vote of at least one Fortress Designee.

The requirement described above shall expire once the Fortress Shareholders own in aggregate less than 10% of the outstanding shares for more than thirty (30) consecutive days.”

6.	Amendment of article 32 of the articles of association.

Proposed resolution: In order to bring the articles of association into line with clause 6.1(b) of the Fortress Shareholders’ Rights Agreement, entered into by the Company with, inter alia, the company incorporated under the laws of England as “CFIP CLYD (UK) Limited”, dated 4 September 2023, the assembly decides to amend article 32 and to include as fifth indent as follows: “The company and its subsidiaries shall not, directly or indirectly, without the consent of such Fortress Shareholder(s), (i) incur or issue any indebtedness that would encumber any intellectual property of the company or any of its subsidiaries, (ii) issue (x) any share, (y) any other security, financial instrument, certificate or other right (including options, futures, swaps and other derivatives) representing, being exercisable, convertible or exchangeable into or for, or otherwise providing a right to acquire, directly or indirectly, any of the foregoing or (z) any other security or financial instrument the value of which is based on any of the foregoing (each of (x), (y) and (z), an Equity Security) of the company that are senior to the ordinary shares with respect to the right to receive (x) dividends or other distributions to shareholders or (y) proceeds in the event of the liquidation, dissolution or winding-up of the company (including for such purposes in connection with any change of control transaction), (iii) alter, amend or change the rights, preference or privileges of the ordinary shares, including in connection with any reclassification, recapitalization, reorganization or restructuring, (iv) recommend, directly or indirectly, or take any other action to (A) increase or decrease the size of the board of directors or (B) co-opt or appoint to the board of directors in place of a Fortress Designee any individual other than a Fortress Designee, (v) make any proposal to amend, repeal or otherwise modify any provision of the articles of association that would be reasonably expected to adversely affect the interests of any Fortress Shareholder or (vi) make any proposal to modify the rights of any Equity Securities of the company in a manner adverse to CFIP CLYD LLC or CFIP CLYD (UK) Limited. The requirement described above shall expire once the Fortress Shareholders own in aggregate less than 10% of the outstanding shares for more than thirty (30) consecutive days.”

7.	Addition of Appendix 1 to the articles of association.

Proposed resolution: The assembly decides to include as Appendix 1 a list of definitions of the terms in the articles of association that require to be defined, as follows:

“Appendix 1 – Defined Terms

“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended; provided that (i) no Shareholder shall be deemed an Affiliate of any other Shareholder solely by reason of any investment in the Company, (ii) in no event shall CFIP CLYD, LLC, CFIP CLYD (UK) Limited or any of their respective Affiliates be deemed Affiliates of the Company or any of its Affiliates, nor shall the Company or any of its Affiliates be deemed Affiliates of CFIP CLYD, LLC, CFIP CLYD (UK) Limited or any of their respective Affiliates, and (iii) in the case of CFIP CLYD, LLC AND CFIP CLYD (UK) Limited, the term “Affiliate” shall not include any Portfolio Companies, Mubadala, the Mubadala Group, SoftBank and/or the SoftBank Group. For the purposes of this definition, “Shareholders” shall mean CFIP CLYD (UK) Limited and each Permitted Transferee who becomes a party to or bound by the provisions of the Shareholders’ Rights Agreement in accordance with the terms of the Shareholders’ Rights Agreement or a Permitted Transferee thereof who is entitled to enforce the provisions of the Shareholders’ Rights Agreement in accordance with the terms thereof.

“Control” shall mean the power, through the ownership of securities, contract or otherwise, to direct the policies of the applicable person or entity.

“Darmouth IP” shall mean any intellectual property licensed to the company or any of its subsidiaries from the trustees of Dartmouth College relating to TCR deficiency.

“Darmouth IP Transaction” shall have the meaning ascribed to it in article 16.

“Equity Security” shall have the meaning ascribed to it in article 32.

“Fortress Designees” shall mean the Persons identified by Fortress Credit Advisors LLC or its designee from time to time in accordance with the provisions of the Shareholders’ Rights Agreement.

“Fortress Shareholder” shall mean CFIP CLYD (UK) Limited and any of its Permitted Transferees that is a Shareholder and (1) an Affiliate of such Shareholder, (2) a Shareholder Affiliate of CFIP CLYD (UK) Limited or (3) a Shareholder Fund of CFIP CLYD (UK) Limited (together, the Fortress Shareholders).

“Mubadala” shall mean Mubadala Investment Company PJSC.

“Mubadala Group” shall mean any Person Controlling, Controlled by or under common Control with Mubadala and its successors and assigns and its and their affiliates that are not also Controlled by Fortress Investment Group LLC.

“Permitted Transferee” shall mean, with respect to each Shareholder, (i) any other Shareholder, (ii) such Shareholder’s Affiliates, (iii) in the case of any Shareholder, (A) any member or general or limited partner of such Shareholder, (B) any corporation, partnership, limited liability company or other entity that is an Affiliate of such Shareholder or any member, general or limited partner of such Shareholder (collectively, “Shareholder Affiliates”), (C) any investment funds managed directly or indirectly by such Shareholder or any Shareholder Affiliate (a “Shareholder Fund”), (D) any general or limited partner of any Shareholder Fund or (E) any trust, the beneficiaries of which, or any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which, consist solely of any one or more of such Shareholder, any general or limited partner of such Shareholder, any Shareholder Affiliates, any Shareholder Fund and (iv) any other Person that acquires Equity Securities of the Company from such Shareholder other than pursuant to a public offering and that agrees to become party to or be bound by the Shareholders’ Rights Agreement. For the purposes of this definition, “Shareholders” shall mean CFIP CLYD (UK) Limited and each Permitted Transferee who becomes a party to or bound by the provisions of the Shareholders’ Rights Agreement in accordance with the terms of the Shareholders’ Rights Agreement or a Permitted Transferee thereof who is entitled to enforce the provisions of the Shareholders’ Rights Agreement in accordance with the terms thereof.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, unincorporated organization, government or any department or agency thereof or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the the Securities and Exchange Act of 1934, as amended, and shall include any successor (by merger or otherwise) of such entity.

“Portfolio Company” shall mean any portfolio company (as such term is commonly understood in the private equity industry) Controlled by CFIP CLYD (UK) Limited or any of its Affiliates.

“Shareholders’ Rights Agreement” shall mean that certain Amended and Restated Shareholders’ Rights Agreement, dated as of September 4, 2023, by and among CFIP CLYD (UK) Limited, a U.K. private limited company, and Celyad Oncology SA, a limited liability company incorporated and existing in the form of a naamloze vennootschap / société anonyme under Belgian law, as may be amended, modified or supplemented from time to time.

“SoftBank” shall mean SoftBank Group Corp.

“SoftBank Group” shall mean any Person Controlling, Controlled by or under common Control with SoftBank that is not also Controlled by Fortress Investment Group LLC.”

8.	Acknowledgement of the special report of the board of directors drawn up pursuant to article 7:199 of the Code of companies and associations.

9.	Renewal of the authorized capital.

Proposed resolution: The assembly decides to approve the renewal of the authorization to use the authorised capital technique, for a further period of 5 years and up to a maximum amount of EUR 12,000,000 under the conditions laid down in the report of the board of directors drawn up in accordance with Article 7:199 of the Code of companies and associations and in the event of adoption of the resolution, subsequent amendment of articles 7.1 and 7.2 of the articles of association relating to the authorized capital in order to adapt it to the new authorization, as set out in the unofficial coordinated version of the new text of the Company’s articles of association made available to shareholders on the Company’s website (www.celyad.com). Articles 7.1 and 7.2 will be amended as follows: “7.1 The board of directors may increase the share capital of the company in one or several times with a maximum of EUR 12,000,000 at the time and according to the terms determined by the board of directors, for a period of five years as from the date of publication in the Annexes to the Belgian State Gazette of an extract of the minutes of the extraordinary shareholders’ meeting of the company held on [•] 2023. This authorisation may be renewed in accordance with the conditions set forth by the law. The board of directors may increase the share capital, as provided for above, by contribution in cash or, within the limits and conditions set forth by the law, by contribution in kind, or by incorporation of available or unavailable reserves or of issue premium. In the latter events, the increase may take place with our without issuance of new shares. The capital increase within the framework of the authorised capital may as well by effected by issuing convertible bonds or subscription rights – whether or not attached to another security—which may give rise to the creation of shares in accordance with the applicable legal provisions. In the event of a capital increase or the issuance of convertible bonds or subscription rights, the board of directors may, in the company’s interest, restrict or cancel the preferential subscription right provided for by the applicable legal provisions, including in favour of one or more of specific persons, whether or not they are employees of the company or of its subsidiaries.

7.2 When the capital increase decided by the board of directors includes a share premium, the amount of the share premium, after deduction of any expenses, is allocated to an unavailable account which will constitute a guarantee for third parties in respect of the capital and may only be reduced or cancelled by a decision of the shareholders’ meeting, deciding under the quorum and majority conditions required for a capital reduction, without prejudice to the right of the board of directors to incorporate the said account into the capital as provided for in 7.1 above.”

10.	Renewal of the powers conferred to the board of directors to increase the capital in the event of a takeover bid.

Proposed resolution: The meeting decides to approve the renewal of the powers conferred to the board of directors to increase the capital, upon receipt by the Company of the communication made by the financial services and markets Authority according to which it has received a notice of public offer to acquire it, and for a period of 3 years, in accordance with Article 7:202 of the Code of companies and associations and in the event of adoption of the resolution, subsequent amendment of article 7.3 of the articles of association in order to adapt it to the renewal of powers, as reproduced in the unofficial coordinated version of the new text of the articles of association.

11.	Appointment of three new directors.

Proposed resolution: on the proposal of the board of directors following an opinion from the nomination committee, the assembly decides to appoint, on the proposal of the company incorporated under the laws of England “CFIP CLYD (UK) Limited”, three new directors of the Company, namely Jonathan James, Sage Mandel and Andrea Gothing. Their mandate is not remunerated. They shall elect domicile at the registered office of the Company. Their mandate ends at the end of the ordinary general meeting of the year 2026.

12.	Powers.

Proposed resolution: The assembly decides to grant a special proxy:

•	to Mrs. An Phan, or to each member of the board of directors of the Company, each acting alone, in order to implement the resolutions adopted above;

•

to Adrien Lanotte, and/or any other lawyers from Harvest Avocats, each acting separately, with the right of substitution, in order to fulfil the formalities with a company counter in order to ensure the registration/modification of data in the Crossroads Bank for Enterprises and, where applicable, with the Value Added Tax Administration; and

•

to the undersigned notary, or to any other notary and/or collaborator of “Berquin Notaires” SCRL, in order to give them all powers to draft the text of the coordination of the articles of association of the Company, sign it and deposit it in the electronic database provided for this purpose, in accordance with the legal provisions on the matter.

QUORUM AND MAJORITY

Quorum requirement: No quorum is required for the agenda items of the extraordinary shareholders’ meeting given that a first general meeting with the same agenda was convened but failed to meet the quorum requirement.

Vote and majority: Without prejudice to the shares fully subscribed and registered since at least two years without interruption in the name of the same shareholder (or an affiliate thereof in accordance with Article 7:53, §2 of the Companies and Associations Code) in the shareholder registry and benefit of a double voting right, each share gives right to one vote. Pursuant to the applicable laws, the proposed resolutions referred to in items 1 to 10 on the abovementioned agenda shall be adopted if approved by a majority of three quarters of the votes validly casted by the shareholders, while the resolutions referred to in items 11 to 12 shall be adopted if approved by a simple majority of the votes validly casted by the shareholders. Pursuant to Article 7:135 of the Companies and Associations Code, the holders of warrants have the right to participate to the shareholders’ meeting, but only with a consultation right.

PARTICIPATION IN THE MEETING

Covid-19 measures

The Company will grant access to the meeting room only to the extent permitted by the authorities on the meeting’s date. The Company is monitoring the situation closely and will disclose all relevant information and additional measures impacting the shareholders’ meeting on its website. However, the Company strongly encourages the shareholders to limit their physical presence and to vote through proxy (pursuant to the procedure described below).

Admission requirements

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 31 October 2023 at midnight (Belgian time) (the “Record Date”), either by way of registration on the Company’s share register, or either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

The day and time referred to above shall constitute the Record Date. Only persons who are shareholders on the Record Date are entitled to attend and vote at the general meeting.

A certificate is delivered to the shareholder by the settlement institution or certified account holder which certifies the number of dematerialised shares registered in its accounts under the name of the shareholder on the Record Date, for which the shareholder has expressed its intention to participate in the general meeting.

The shareholder indicates his intention to participate in the general meeting by 8 November 2023 at the latest. This must be done by email to investors@celyad.com, or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert.

The holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission conditions.

Right to ask questions

Shareholders may ask questions exclusively in writing before the meeting, concerning the report of the Board of Directors or the agenda of the meeting. The Company will answer the questions during the meeting.

The questions can be sent prior to the general meeting by email to the address investors@celyad.com or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert.

Those questions must be received by the Company on 8 November 2023 at 17h00 (CET) at the latest.

Further information relating to the abovementioned right and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Proxies

Any shareholder who wishes to vote at the meeting shall be represented by the proxy holder determined by the Company.

Shareholders wishing to be represented must use the proxy form established by the Board of Directors. The proxy form may be obtained on the Company’s website (www.celyad.com) or upon request at the Company’s registered office, or by email to investors@celyad.com.

The original form signed on paper form must be received by the Company on 8 November 2023 at 5 p.m. (Belgian time) at the latest. This form may be communicated to the Company by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert, or by email to investors@celyad.com provided that the last communication is signed by electronic signature, in accordance with applicable Belgian legislation. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the meeting.

Shareholders wishing to be represented must comply with the registration and confirmation procedure described above.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders, as well as an unofficial coordinated version of the proposed new text of the Company’s articles of association, may be consulted on the Company’s website (www.celyad.com) as from 27 October 2023.

As from the same date, shareholders have the right to consult these documents on business days and during normal office hours, at the Company’s registered office and/or, upon display of their securities, obtain copies of these documents free of charge.

Requests for copies may also be made, free of charge, by mail (writing) marked for the attention of Mrs. An Phan, Head of Legal, Rue André Dumont 9, B-1435 Mont-Saint-Guibert, or by email to investors@celyad.com

The board of directors